BRANE INCORPORATED

REVIEWED FINANCIAL STATEMENTS

For the year ended December 31, 2020

BRANE INCORPORATED

FINANCIAL STATEMENTS
For the period ended December 31, 2020

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brane Inc.

We have reviewed the accompanying financial statements of Brane, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of income and retained earnings and cash flows for the period from October 15, 2020 ("Inception") through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of the Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has insufficient working capital and reoccurring losses from operations, all of which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

M+k CPAS, PLLC

M&K CPAS, PLLC
www.mkacpas.com
Houston, Texas
March 16, 2021

363 N. Sam Houston Pkwy E., Suite 650   Houston, TX 77060   Main: 832-242-9950   Fax: 832-242-9956   www.mkacpas.com

BRANE INCORPORATED
BALANCE SHEET
AS OF 12/31/2020

	2020
ASSETS	
Current Assets	
Cash and cash equivalents	$ 50
TOTAL ASSETS	$ 50
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accrued expenses	$ 167,500
Total liabilities	167,500
Stockholders' equity	
Common stock	-
Additional paid in capital	50
Stock payable	9,975
Retained earnings	(177,475)
Total stockholders' equity	(167,450)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 50

The accompanying notes are an integral part of these financial statements

BRANE INCORPORATED
STATEMENT OF INCOME
FOR THE PERIOD FROM OCTOBER 15, 2020 (INCEPTION) TO DECEMBER 31, 2020

	2020
Net revenues	$ -
Operating expenses	
General and administrative expenses	177,475
Total operating expenses	177,475
Loss from operations	(177,475)
Loss before income taxes	(177,475)
Net loss	$ (177,475)
Net loss per share ---- Basic and fully diluted	$ -
Weighted average shares outstanding	-

The accompanying notes are an integral part of these financial statements

3

BRANE INCORPORATED
STATEMENT OF RETAINED EARNINGS
FOR THE PERIOD FROM OCTOBER 15, 2020 (INCEPTION) TO DECEMBER 31, 2020

	Common Shares	Common Stock	Additional Paid In Capital	Stock Payable	Retained Earnings	Total Equity
Balance at October 15, 2020	-	$ -	$ -	$ -	$ -	$ -
Stock based compensation	-	-	-	9,975	-	9,975
Capital contribution	-	-	50	-	-	50
Net Loss	-	-	-	-	(177,475)	(177,475)
Balance at December 31, 2020	-	$ -	$ 50	$ 9,975	$ (177,475)	$ (167,450)

The accompanying notes are an integral part of these financial statements

4

BRANE INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM OCTOBER 15, 2020 (INCEPTION) TO DECEMBER 31, 2020

	2020
Cash flows from operating activities:	
Net Loss	$ (177,475)
Non-cash reconciling items to net loss:	
Stock based compensation	9,975
Changes in operating assests and liabilities:	
Accrued expenses	167,500
Net cash provided by operating activities	-
Cash flows from investing activities:	
Net cash (used in) investing activities	-
Cash flows from financing activities:	
Capital contribution	50
Net cash (used in) financing activities	50
Net (decrease) in cash and cash equivalents	50
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 50
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements

5

BRANE INCORPORATED

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2020

NOTE 1 – BACKGROUND AND ORGANIZATION

Business Activity

Brane Incorporated (the "Company"), is a Nevada C-corporation. The Company was formed in the State of Nevada on October 15, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on an accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used, and such results may affect income, financial position, and cash flows.

Revenue and Recognition

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition under ASC 606 through the following steps:
• 	identification of the contract, or contracts, with a customer;
• 	identification of the performance obligations in the contract;
• 	identification of the transaction price;
• 	allocation of the transaction price to the performance obligations in the contract;
• 	recognition of revenue when, or as, we satisfy the performance obligation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all demand deposits with banks and short-term investments with original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed the FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

Property and Equipment

Property and equipment are stated at cost. The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Computer and Software	3
Furniture and Equipment	5-7
Building	39

Income Taxes

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial statement amounts, using currently enacted tax laws. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If, after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company evaluates its uncertain tax provisions, under ASC 740-10, Accounting for Income Taxes, and would recognize a loss contingency when it is more likely than not that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgement with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ materially from the amount recognized.

The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Management believes no material change to the amount of unrecognized tax benefits will occur within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, and the state jurisdiction of Nevada. The Company is subject to U.S. federal and state income tax examinations by tax authorities for the year starting in 2020.

Fair Value of Financial Instruments

The Company adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10"). ASC 820-10 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. ASC 820-10 delays, until the first quarter of fiscal year 2009, the effective date for ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820-10 did not have a material impact on the Company's financial position or operations, but does require that the Company disclose assets and liabilities that are recognized and measured at fair value on a non-recurring basis, presented in a three-tier fair value hierarchy, as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following presents the gross value of assets that were measured and recognized at fair value on a non-recurring basis at December 31, 2020:

Level 1: none
Level 2: none
Level 3: none

The Company adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10"), which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on the Company's financial position, results of operations or cash flows. The carrying value of cash and cash equivalents, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Recently Adopted and Recently Enacted Accounting Pronouncements

Effective October 15, 2020, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers (ASC 606)" on a retrospective basis. ASU 2014-09 requires an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 resulted in enhanced revenue-related disclosures. The new standard requires the Company to capitalize and amortize additional implementation costs than those capitalized and amortized under previous U.S. GAAP. The adoption of the new standard did not materially impact the timing or amount of revenue the Company recognized and did not result in significant changes in its business processes or systems.

In February 2016, the FASB issued ASU 2016-02–Leases (Topic 842). Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases (including those currently classified as operating leases) and provides for enhanced disclosures. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2020. Entities are required to use a modified retrospective adoption. Early adoption is permitted. Management is currently assessing the impact adoption of ASU 2016-02 will have on the consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements for the year ended December 31, 2020, the Company has incurred no operating cash inflows for the period ended December 31, 2020. These, and other factors, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's existence is dependent upon management's ability to develop profitable operations by increasing revenues, lowering costs and improving cash flows. There can be no assurance that the Company's efforts will result in profitable operations. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

During the period ended December 31, 2020, the CEO contributed $50 in cash to the Company to assist with funding operations during its startup phase.

During the period ended December 31, 2020, the Company granted 5,087,500 shares to Mr. Carlisle, CEO, and 4,887,500 shares to Mr. McConnaughay, COO, valued at a total of $9,975 as founders shares in conjunction with their employment agreements. As the shares were not issued as of December 31, 2020, they were recorded within Stock Payable.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020, the CEO contributed $50 in cash to the Company to assist with funding operations during its startup phase.

On October 15, 2020, the Company executed two employment agreements to officers and majority shareholders Mr. Carlisle and Mr. McConnaughay, which granted $100,000 in accrued signing bonuses and granted annual salaries of $150,000 to each employee and $1,000 in health benefits to each employee. As a result, the Company recorded a total of $167,500 in accrued expenses from October 15, 2020 to December 31, 2020. No cash payments have been made during the period ended December 31, 2020; therefore, all of the compensation was accrued as of December 31, 2020.

During the period ended December 31, 2020, the Company granted 5,087,500 shares to Mr. Carlisle, CEO, and 4,887,500 shares to Mr. McConnaughay, COO, valued at a total of $9,975 as founders shares in conjunction with their employment agreements. As the shares were not issued as of December 31, 2020, they were recorded within Stock Payable.

NOTE 6 –CONTINGENCIES

Contingencies

Credit Risk

The Company had cash and cash equivalents of $50 in bank accounts at December 31, 2020.

Litigation

The Company does not have any pending or threatened litigation matters to report as of December 31, 2020 or at the time of this report.

NOTE 7 – ACCRUED EXPENSES

On October 15, 2020, the Company executed two employment agreements to officers and majority shareholders Mr. Carlisle and Mr. McConnaughay, which granted $100,000 in accrued signing bonuses and granted annual salaries of $150,000 to each employee and $1,000 in health benefits to each employee. As a result, the Company recorded a total of $167,500 in accrued expenses from October 15, 2020 to December 31, 2020. No cash payments have been made during the period ended December 31, 2020; therefore, all of the compensation was accrued as of December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

Since December 31, 2020, the company has created a new class of stock in preparation for a Crowd Fund offering. The board amended its articles of incorporation pursuant to NRS 78.385 and 78.390 to reflect this new class of non-voting common stock and it was approved on January 27, 2021. The company also amended its By-Laws to accommodate the new class of stock. There are 10,000,000 non-voting common shares authorized of which up to 1,000,000 will be used for the Company's Crowd Fund offering.

The company issued 5,087,500 shares of common stock to Mr. Carlisle, CEO, and 4,887,500 shares of common stock to Mr. McConnaughay, COO, pursuant to their employment agreements.

The board approved the appointment of KoreTransfer Transfer Agency as its transfer agent on February 4, 2021.

In an effort to secure operating capital the company accepted a note in the sum of $25,000 on January 27, 2021 that has a twelve-month maturity date and an eighteen percent interest annum on any unpaid balance after the maturity date. This note also includes a repayment of the note for each dollar earned by the company of on or after the issue date of $0.60 of every $1.00 earned to be paid to the lender for repayment of the note. The note holder was issued 25,000 shares of restricted common stock at $1.00 per share on February 2, 2021.

The company accepted second, third and fourth notes, each for $50,000, in February 2021 that has a twelve-month maturity date and an eighteen percent interest annum on any unpaid balance after the maturity date. This note also includes a repayment of the note for each dollar earned by the company of on or after the issue date of $0.60 of every $1.00 earned to be paid to the lender for repayment of the note. The note holders were issued 150,000 shares of restricted common stock (in total for the three notes) at $1.00 per share during February 2021.